NEWS RELEASE

Canarc To Hold Annual And Special Shareholders Meeting on April 29, 2008;

Special Resolution to Spin-Out Mexican Gold Projects To Subsidiary “Caza Gold Corp.” And Distribute Caza Shares To Canarc Shareholders

Vancouver, BC - March 3, 2008 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it will hold its Annual and Special General Shareholder Meeting on April 29, 2008 in Vancouver, BC.  The agenda will include a Special Resolution to consider the spin-out of Canarc’s Mexican gold projects to its wholly-owned subsidiary company, Caza Gold Corp., and the distribution of approximately 83% of Caza shares pro rata to Canarc shareholders under a Plan of Arrangement.

The purpose of the spin-out and distribution is for Canarc shareholders to realize the full potential of Canarc’s Mexican gold projects by advancing them through the financing of Caza Gold rather than financing Canarc.  Caza Gold intends to carry out sufficient work on these projects so that it can apply for a listing of its shares on a Canadian recognized stock exchange in 2008.

The Record Date for the Meeting will be on or about March 25, 2008 and the Notice and Information Circular will be mailed to the Shareholders of Record on or about April 4, 2008.  At the Meeting, the Shareholders will be asked to vote on a special resolution to 1) transfer Canarcs’ wholly owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to the recently created Canadian subsidiary company, Caza Gold Corp., in return for all of Caza’s issued share capital of approximately 14.4 million shares (reflecting one share of Caza for each five shares of Canarc), and       2) distribute approximately 83% of the Caza shares to Canarc shareholders.

Assuming Shareholders approve the Special Resolution, Canarc will immediately thereafter seek Court approval for the transaction. The Dividend Record Date and the Effective Date for the dividend will be set shortly after receipt of Court approval of the Arrangement, in conjunction with the policies of the Toronto Stock Exchange. Immediately following the Effective Date, Canarc will own approximately 17% or 2.4 million of the issued shares of Caza and the Canarc Shareholders of Record will own an estimated 83% or 12.0 million of the issued share capital of Caza.

On the completion of the Plan of Arrangement, all shareholders of Canarc will continue to hold their Canarc shares and they will receive, by way of a dividend in kind, one share of Caza for each six shares of Canarc held by Shareholders as of the Dividend Record Date and the Effective Date.

Bradford Cooke, Chairman and CEO of Canarc commented, “The spin-out of Canarc’s Mexican gold projects to Caza Gold and the dividending of 80% of the Caza shares to Canarc Shareholders of Record should be very accretive for Canarc Shareholders. Firstly, it puts shares of the new company directly into the hands of Canarc shareholders under a Plan of Arrangement; and secondly, it allows the financing of the Mexican gold projects through Caza without directly diluting Canarc’s share capital.”

Caza Gold will initially have common management with Canarc but it is anticipated that a new Caza management team will be appointed after the distribution. The boards of directors of each company are currently the same but it is also anticipated that a new Board of Directors will be nominated at the next Caza Shareholder Meeting. Canarc will provide administrative assistance on an as-needed basis to Caza pursuant to a management agreement.

Caza Gold will then seek financing in order to continue acquiring and exploring strategic gold projects in Mexico. Canarc intends to focus on enhancing the value of its core asset, the New Polaris gold mine project in British Columbia and on pursuing strategic gold property acquisitions in Canada and the U.S.A.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.